Blount International, Inc.
4909 SE International Way
Portland, Oregon 97222-4679

Blount International, Inc. and Blount, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed on March 27, 2006
File No. 333-132024

April 14, 2006

Dear Ms. Hardy and Ms. Lippmann:

This letter is in response to the comment letter dated April 6, 2006, to Richard H. Irving, III, regarding the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-3.

We respectfully submit the following responses to each comment contained in the comment letter. For the convenience of the Staff, we reproduce in bold font the text of each numbered paragraph in the comment letter and follow with our responses. Where requested, supplemental information is provided.

Concurrently with submitting this letter, Amendment No. 2 to Registration Statement on Form S-3 is being electronically transmitted for filing under the Securities Act of 1933. Under separate cover, we are sending you a copy of Amendment No. 2 to Registration Statement on Form S-3 marked to show changes against the above referenced Amendment No. 1 to Registration Statement on Form S-3.

If you have any questions or need additional information regarding our responses, please contact me at (503) 653-4569 or contact Ronald Cami of Cravath, Swaine & Moore LLP at (212) 474-1048.

                Very truly yours,

                 /s/ Richard H. Irving, III, Esq.
                Richard H. Irving, III, Esq.
                Senior Vice President, General Counsel
                and Secretary, Blount International, Inc.
                and Blount, Inc.

Ms. Jennifer Hardy
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Ms. Brigitte Lippmann
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

cc: Mr. Ronald Cami, Cravath, Swaine & Moore LLP

General

1.
It appears that Lehman Brothers is an affiliate of the company and may make a market in the securities in the primary offering. Please amend to register the market-making activities of Lehman, including the alternate pages for the market making prospectus or confirm supplementally that there will be an effective registration statement for such sales before Lehman begins market-making.

We have been informed that Lehman Brothers does not intend to make a market in the securities at this point. We can confirm, however, that there will be an effective registration statement for such sales before Lehman begins market-making activities.

Registration Cover Page

2.
We note your response to prior Comment 7. Since you are not using Rule 429 to combine the previous shelf registration statement, please file a post-effective registration statement to the other registration statement to remove any of the securities which remain unsold.

We are filing today Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 filed on November 22, 2004 (File No. 333-120661), removing from registration all unsold securities from the previous shelf.

3.
It is not clear whether the primary offering is $450 million or whether this amount includes the resale shares. The class of securities, number of securities, offering price and fee payable with respect to the resale offering must be separately allocated in the fee table. Although footnote (3) states that you are relying on Rule 457(o) for the primary offering and Rule 457(c) for the resale, the filing fee does not reflect that the fee for the resale securities is based on the average of the high and low prices on the New York Stock Exchange. Please revise. Also clarify in the prospectus, including on the prospectus cover page and under the section “About this Prospectus,” the aggregate amounts being sold in the primary offering and the resale offering.

We have revised the fee table, cover of the prospectus and discussion under the heading “About This Prospectus” to clarify that $450 million is the proposed maximum aggregate offering price of all securities registered in both the primary and secondary offerings. We have also revised the fee table to separately allocate the class of securities, number of securities, offering price and fee payable with respect to the resale offering. Finally, we have indicated in footnote (3) to the fee table that the proposed maximum aggregate offering price for the secondary offering has been estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the rules and regulations under the Securities Act based on the average of the high and low prices reported for Blount International, Inc. Common Stock traded over the New York Stock Exchange on February 23, 2006.

Selling Shareholders, page 16

4.
We note your response to prior Comment 18. Please disclose the selling shareholder’s representations in the prospectus. If you cannot provide these representations in the prospectus, state that this seller is an underwriter.

We have included the requested representations in revised footnote (b) to the table under the heading “Selling Shareholders”.

Exhibit 5.1

5.	Please revise to indicate the aggregate amount of the primary offering.

We have revised the first paragraph of the opinion to indicate that the aggregate amount of the primary offering is $295,000,000.

6.
We note your response to prior Comment 8 and that you are registering guarantees of the notes. Please revise Exhibit 5.1 to opine that the guarantees are the legal, binding obligations of the guarantors.

The guarantees of the notes are incorporated in the form of indenture filed as an exhibit to Amendment No. 1 to the Registration Statement and thus would be covered in any opinion on the enforceability of the applicable indenture. Nevertheless, Cravath, Swaine & Moore LLP has revised their opinion to clarify that the validity and enforceability of the debt securities extends to any guarantees of such securities issued under the applicable indenture.

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